Exhibit 99.1

Renren Inc. to Hold Annual General Meeting on December 17, 2021

PHOENIX, November 4, 2021 /PRNewswire/ -- Renren Inc. (NYSE: RENN) (“Renren” or the “Company”), today announced that it will hold its Annual General Meeting of Shareholders (the “AGM”) at The Arizona Biltmore, 2400 East Missouri Avenue, Phoenix AZ 85016, at 9:00 a.m. local time on December 17, 2021. The purpose of the AGM is for the Company’s shareholders to consider, and if thought fit, approve the change of the Company’s legal name from “Renren Inc.” to “Moatable, Inc.” and the adoption of the Company’s 2021 Share Incentive Plan.

The board of directors of the Company has fixed the close of business on November 15, 2021 as the record date (the “Record Date”) in order to determine the shareholders entitled to receive notice of the AGM or any adjourned or postponed meeting thereof.

Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend, and to vote at, the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying shares represented by the ADSs must act through Citibank, N.A., the depositary of the Company’s ADS program.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates several US-based SaaS businesses including Chime, a CRM and Marketing Automation platform, and Trucker Path, a trip-planning and business app for long-haul truckers. Renren’s ADSs, each currently representing 45 Class A ordinary shares of the Company, are traded on NYSE under the symbol “RENN”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The forward-looking statements included in this press release are not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Investor Relations

Renren Inc.

Email: ir@renren-inc.com